Exhibit 99.1



Lufax Holding Ltd
陆金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)
(Stock code: 6623)
(NYSE Stock Ticker: LU)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board ("**Board**") of directors ("**Directors**") of Lufax Holding Ltd are set out below.

Executive Directors
Mr. Xiang JI (吉翔) *(Chief Executive Officer)*
Mr. Tongzhuan XI (席通專)

Non-executive Directors
Ms. Fangfang CAI (蔡方方)
Mr. Shibang GUO (郭世邦)
Mr. Peifeng LI (李佩鋒)

Independent non-executive Directors
Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
Mr. Rusheng YANG (楊如生)
Mr. David Xianglin LI (李祥林)
Ms. Wai Ping Tina LEE (李蕙萍)

The table below provides membership information of the audit committee and the nomination and remuneration committee of the Board.

Board Committee ⟍ Director	Audit Committee	Nomination and Remuneration Committee
Mr. Xiang JI (吉翔)		
Mr. Tongzhuan XI (席通專)		
Ms. Fangfang CAI (蔡方方)		
Mr. Shibang GUO (郭世邦)		
Mr. Peifeng LI (李佩鋒)		

Board Committee / Director	Audit Committee	Nomination and Remuneration Committee
Mr. Dicky Peter YIP (葉迪奇)		Chairman
Mr. Rusheng YANG (楊如生)	Chairman	Member
Mr. David Xianglin LI (李祥林)	Member	
Ms. Wai Ping Tina LEE (李蕙萍)	Member	Member

April 1, 2026